ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

7 October 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

03032696

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per SBroadbent

Andrew Geddes
Corporate Communications

encls

dlw 10/23

asx announcement

Ventracor 'Artificial Heart' Pilot Trial Update

Sydney, 7 October 2003: Medical investigators today provided a progress report on the Pilot Trial of the VentrAssist™ 'artificial heart' at The Alfred hospital in Melbourne.

Chief Medical Investigators, Professor Don Esmore and Professor David Kaye, said the second patient to receive an implant of the VentrAssist™ left ventricular assist system (LVAS) had been discharged from hospital.

"Our second patient continues to make an excellent recovery. He was discharged on the 35th day since his implant. This is 18 days earlier than the first patient, who continues to do well at home," Professor Esmore said.

At the discretion of the medical investigators, further implants are expected to be performed at The Alfred hospital shortly.

The Pilot Trial evaluates the safety of the VentrAssist™ in up to 10 patients. Patients who are implanted with the VentrAssist™ system are gravely ill. They are not eligible for a heart transplant and are no longer responding to optimal medical therapy.

While individual outcomes are very important, it is the accumulation of all data on the safety of the device that will decide the outcome of the trial.

For more information, please contact:

Michael Spooner
Ventracor Limited
Managing Director & CEO
02 9406 3088

Trisha Lee
The Alfred
Public Affairs Manager
03 9276 2354